UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: July 10, 2006

WWA GROUP, INC.
(Exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

000-26927	77-0443643
(Commission File Number)	(IRS Employer Identification Number)

Eric Montandon, Chief Executive Officer

2465 West 12th Street, Suite 2 Tempe, Arizona 85281
(Address of principal executive offices)

(480) 505-0070
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.01 COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS

On July 17, 2006, WWA Group, Inc. ("Company") disclosed on Form 8-K that World Wide Auctioneers, Ltd. ("World Wide"), a wholly owned subsidiary of the Company, had entered into an agreement (the "Purchase Agreement") with Crown Diamond Holdings, Ltd ("Crown") and Geoffrey Greenlees, Crown's sole shareholder, to convert a loan in the amount of $3,000,000 (the "Loan") into all of the issued an outstanding shares of Crown (the "Crown Shares"), thereby effectively acquiring a shipping vessel known as the M/V Iron Butterfly (the "Vessel"). The Purchase Agreement was erroneously dated June 30, 2006 when in fact the correct date was July 10, 2006.

On October 21, 2005, Crown and World Wide entered into a convertible Loan agreement, which funds were used for the purchase of the 84 meter Vessel and working capital. The Loan, bearing a monthly interest rate of 1.8%, was due on June 30, 2006. Pursuant to the Purchase Agreement, Crown paid all interest due through June 30, 2006, and World Wide elected to convert the Loan into Crown Shares. World Wide paid an additional $250,000 to Mr. Greenlees under the Purchase Agreement to compensate him for arranging an extension of the time charter on the Vessel through December 31, 2009.

Neither World Wide nor any of its affiliates, directors, or officers has any material relationship with Crown or Mr. Greenlees, other than in respect to the agreements pertaining to this transaction.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

The required financial statements and pro forma statements will be filed by amendment to this Form 8K/A within the time permitted by the rule.

The following exhibit is included as part of this report:

Exhibit No.	Page No.	Description
10	3	Purchase Agreement dated July 10, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WWA Group, Inc.   *Date*

By: /s/ Eric Montandon   August 30, 2006
Name: Eric Montandon
Title: Chief Executive Officer

Exhibit 10

PURCHASE AGREEMENT

This Agreement made and executed this 10th day of July, 2006 at Dubai, U.A.E. by and among:

WORLD WIDE AUCTIONEERS, LTD., a corporation duly organized and existing under the laws of the British Virgin Islands, with business address at P.O. Box 17774 Jebel Ali Free Zone, Dubai, U.A.E., represented herein by its Director, Mr. Eric Montandon, hereinafter referred to as "WWA"; or the "Lender."

- and -

GEOFFREY J. GREENLEES, on his own behalf as sole shareholder (the "Shareholder") and on behalf of **CROWN DIAMOND HOLDINGS, LTD,** a corporation duly organized under the laws of the British Virgin Islands, with address at Suite 2301, 23/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as its Sole Director, hereinafter referred to as the "Borrower" or "Owner."

-RECITALS-

WHEREAS, the Borrower has purchased and acquired a RO/RO shipping vessel known as the M/V Iron Butterfly (the "Vessel"), more particularly described in a Technical Description attached and made an integral part hereof as Annex "A";

WHEREAS, the Borrower requested the Lender to finance the acquisition and set up of the Vessel and related carrier business, and Lender has loaned the necessary funds subject to the following terms and conditions contained in the Agreement dated October 21, 2005:

Section 1. The Loan -Lender has remitted to Borrower's nominated recipients by wire transfer and in cash, receipt of which is hereby acknowledged, the sum of Three Million U.S Dollars (US $3,000,000), by way of loan (the "Loan").

Section 2. Maturity Date – The agreement extended the original maturity date of the original agreement from June 30, 2005, to June 30, 2006. All outstanding principal and accrued interest on the Loan was to be payable on or prior to December 31, 2006 (the "Maturity Date"), unless all parties agreed to extend the maturity date.

Section 3. Interest - The Loan was to bear interest at a minimum rate of one and eight tenths percent (1.8%) per month, beginning October 1, 2005, on the remaining principal balance until the Maturity Date.

Interest has been paid up to date through March 31, 2006.

Section 4. Use of Loan – The proceeds of the Loan were to be used by Borrower solely for the following purposes:

(a) payment toward the purchase of the Vessel; and

(b) start up costs including full insurance, organizational costs, and prepaid operating expenses for Borrower's shipping business.

Section 5. Collateral – Shareholder agreed to transfer the SHARES by way of security for the payment of the principal of and interest on the Loan and by way of security for all other obligations of the Borrower and Shareholder under the Agreement. Shareholder executed the Deed of Sale referred to in Section 6 below which shall serve to cover both the security set forth herein and the option set forth in Section 6 hereof. Shareholder further waived any and all procedural requirements, if any, on foreclosure of collateral or security. Shareholder likewise committed and undertook to execute any and all other documents which may be reasonably requested by Lender to fully implement the rights of Lender as set forth herein.

Section 6. Convertible Option – At any time from the signing date of the Agreement and until June 30, 2006, Lender shall have full rights and a vested option to convert all or part of the Loan into equity ownership of the SHARES by way of substitution and complete or partial settlement for principal and interest repayment on the Loan by the Borrower. For this purpose and that set forth in Section 6 above, Shareholder shall, simultaneously upon execute of this Agreement, sign a pro forma Deed of Sale which is attached and made an integral part hereof as Annex "B". In the event Lender opts not to exercise their option and in the event all other obligations of Borrower under this Agreement are complied with, this Deed of Sale shall be cancelled by Lender and returned to Shareholder.

Lender must jointly notify Borrower and Shareholder of their decision to exercise the option not less than fourteen (14) days before June 30, 2006.

Lender notified Borrower and Shareholder of their intent to exercise the conversion option to the SHARES on June 15, 2006.

Lender agreed to cancel and return the previous Deed of Sale executed by the Borrower, in favor of new Deed of Sale to signed and executed by Borrower according to the terms of conditions of this agreement.

Section 7. Vessel Operations – The parties agreed that Lender will be entitled to supervise and audit all of the operations of the carrier business and the Vessel. For purposes of this Agreement, supervision may include introducing cargo shippers to the Vessel, advising on shipping rates, planned routes of the Vessel and ports of loading and discharge, advising on port agents and freight agents, collecting freight proceeds for the Borrower's account, supervising expense disbursements, advising on Borrower's quotations, booking notes and issuance of bills of lading, and accounting.

Borrower has operated the vessel under a time charter, approved by the Lender, which runs until December 31, 2008. Borrower has agreed to negotiate for an extension of the Charter for an additional 1 year period in return for additional compensation from the Lender.

Section 8. Legal Proceedings -This Agreement was further secured by the Borrower's equity in the Vessel and Lender shall have additional recourse under the terms of this Agreement and the laws of U.A.E.

Section 9. Governing Law - The Agreement was governed by and construed in accordance with the laws of the Emirate of Dubai, without regard to conflict of law principles.

NOW THEREFORE, for and in consideration of the foregoing premises, the parties agree as follows**:**

BORROWER agrees to pay all interest due on the loan through June 30, 2006, and execute a new Deed of Sale for the SHARES in favor of the LENDER as of July 10, 2006.

LENDER agrees to convert all of its rights to repayment of the $3,000,000 loan, to 100% equity in the SHARES, and to pay an additional $250,000 (two-hundred-fifty-thousand U.S. Dollars) to BORROWER as compensation for the extension of the time charter on the vessel to December 31, 2009 negotiated by BORROWER.

Representations -Borrower and Shareholder represent and warrant that:

A. Borrower:

(a) Borrower is duly organized, validly existing and in good standing under the laws of the British Virgin Islands;

(b) Borrower has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby;

(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Borrower, and no further action is required on the part of Borrower or its Shareholder to approve, adopt or authorize this Agreement;

(d) There are no existing encumbrances on the Vessel or any other related assets of Borrower, and no liabilities payable by the Borrower being assumed by the Lender; and

(e) Borrower has no other asset or operation other than the Vessel and assets related to the shipping business, including the time charter of the vessel.

B. Shareholder:

(f) Shareholder is the sole owner of all the issued and outstanding shares (the "SHARES") in the capital stock of Borrower consisting of Fifty Thousand (50,000) shares;

(g) Shareholder has good and valid title over the SHARES;

(h) The SHARES are free and clear of all encumbrances and liens; and

(i) Shareholder is the sole director of Borrower.

IN WITNESS HEREOF, the parties hereto have executed this Agreement on the date and place first stated above.

GEOFFREY J. GREENLEES
on his own behalf as sole shareholder
and on behalf of

CROWN DIAMOND HOLDINGS, LTD.
in his capacity as Sole Director

/s/ Geoffrey J. Greenlees

WORLD WIDE AUCTIONEERS, LTD.

/s/Eric Montandon
By: Eric Montandon

TECHNICAL DESCRIPTION

"IRON BUTTERFLY" RO-RO / CONTAINER SHIP

Name of Vessel	IRON BUTTERFLY
Kind of Vessel	RO-RO CONTAINER
KR Ship Registration No.	8355799
IMO No.	8215716
Year built	1983
P & I	Japan Ship Owner P&I
DWT	5,663
GRT	4,284
NT	1,285
Call Sign	DSNK6
Official No.	JJR-039334
GMDSS	A1 + A2 + A3
Draft	4.56
LOA	92.4 M
Dimension Weight per square Metre	83.88 x 18 x 8.6 15 T/M2 small hold 10T/M2 main hold 1.5TM2 Hatchcover
Decks	2
FO Capacity	413.9
FW	76.5
WB	3728.9
Keel Laid	15-07-82
Launched	1983
Engines	2x MAK MASCHINBAU GMBH Germany
Manufactured	Aug. 1983
Flag	Comoros
Hold dimensions Cranes	1 hold: 68,88 x 15 x 5,50 mtrs total 5,682 M3 2 units 35 ton Hydraulic, can combine to 70 ton

DEED OF SALE

KNOW ALL MEN BY THESE PRESENTS:

This Deed of Sale made and entered into by:

GEOFFREY J. GREENLEES, a British national, with address at Suite 2310, 23/F, BEA Harbour View Centre, 56 Gloucester Rd., Wanchai, Hong Kong, hereinafter referred to as the "SELLER";

In favor of

WORLD WIDE AUCTIONEERS, LTD., a corporation duly organized and existing under the laws of the British Virgin Islands, with business address at P.O. Box 17774 Jebel Ali Free Zone, Dubai U.A.E., represented herein by its branch manager, Mr. Eric Montandon, hereinafter referred to as "BUYER";

W I T N E S S E T H

(a)   **FOR AND IN CONSIDERATION** of the sum of Three Million Two Hundred Fifty Thousand U.S. Dollars (US$3,250,000), receipt of which is hereby acknowledged, SELLER hereby sells, cedes, transfers and conveys in favor of BUYERS, all his rights and interests in all the issued and outstanding shares in the capital stock of Crown Diamond Holdings, Ltd., a company registered in the British Virgin Islands, consisting of Fifty Thousand (50,000) shares.

IN WITNESS WHEREOF, I have hereunto set my hands this 10th Day of July 2006 at Quezon City, Philippines.

GEOFFREY J. GREENLEES
SELLER

/s/ Geoffrey J. Greenlees

ACCEPTED BY:

WORLD WIDE AUCTIONEERS, LTD.
BUYER

/s/ Eric Montandon
By: Eric Montandon